VERU INC.

2916 N. Miami Avenue

Suite 1000

Miami, Florida 33127

April 13, 2023

SENT VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:	Re:	Veru Inc.
Registration Statement on Form S-3
(File No. 333-270606)

In accordance with Rule 461 under the Securities Act of 1933, as amended, on behalf of Veru Inc., the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. (Eastern Time) on April 14, 2023 or as soon as practicable thereafter.

Yours very truly,

VERU INC.

BY	/s/ Michele Greco
Michele Greco, Chief Financial Officer and Chief Administrative Officer